UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number :  001-12991

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) Profit-Sharing Plan and Trust

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k)  Profit-Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

The Audit Committee and the Retirement Subcommittee of the Operations Committee

BancorpSouth, Inc.

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of the BancorpSouth, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) and the schedule of delinquent participant contributions as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 29,  2017

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2016 and 2015
	2016	2015
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$120,412,174	$121,964,537
Mutual funds	216,358,621	46,988,780
Money Market	103,342	-
Common/collective trust fund *	68,238,328	-
	405,112,465	168,953,317
Contributions receivable:
Employer – salary deferral match	885,214	754,097
Participants – salary deferral	1,371,604	417,302
Notes receivable from participants	8,642,841	8,122,621
Accrued interest and dividends receivable	500,243	87,430
Cash	306,509	-
Cash in-transit	-	186,855,886

Net assets available for plan benefits	$416,818,876	$365,190,653

*Reported at Net Asset Value ("NAV")
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2016 and 2015
	2016	2015
Investment income:
Net appreciation (depreciation) in investments	$41,073,530	$(208,938)
Interest and dividends	10,084,465	12,894,132
Total investment income	51,157,995	12,685,194
Interest income from notes receivable from participants	329,694	337,700
Net investment and interest income	51,487,689	13,022,894
Contributions:
Employer – salary deferral match	9,990,732	10,140,400
Participants – salary deferral	19,728,123	16,824,024
Total contributions	29,718,855	26,964,424
Benefits paid to participants	(29,531,965)	(31,137,421)
Plan Expenses	(46,357)	(182,930)
Net increase in net assets available for plan benefits	51,628,223	8,666,967
Net assets available for plan benefits:
Beginning of year	365,190,653	356,523,686
End of year	$416,818,876	$365,190,653
See accompanying notes to financial statements.

(1)        Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit-Sharing Employee Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)         General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution retirement plan with two components–an employee stock ownership component and a profit‑sharing component with a 401(k) feature. Employees who have completed 30 days of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals. Employees receive matching contributions when they have completed one year of service. Employees who completed their first hour of service on or after January 1, 2006 and had attained the age of 21 were eligible to participate in the employer profit‑sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)        Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 50% of their pre-tax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($18,000 in 2016 and $18,000 in 2015). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.    Participants may direct all contributions made to the Plan to any investment options offered by the Plan.

(c)         Investment Programs

The investment programs of the Plan as of December 31, 2016 were as follows: Federated Capital Preservation Trust; FIMM Money Market;  Vanguard VMMR - Fed Money Market; Fidelity Total Bond Fund; Fidelity Balanced Fund - Class K; Fidelity Blue Chip Growth Fund - Class K; Fidelity 500 Index Fund - Institutional Class; Fidelity Mid Cap Index Fund - Institutional Class; Fidelity Small Cap Index Fund - Premium Class; T. Rowe Price Growth Stock Fund – Adv;  T. Rowe Price Mid-Cap Growth Fund-Adv; Oakmark International Fund Investor Class; T. Rowe Price Retirement 2015 Fund; T. Rowe Price Retirement 2025 Fund;  T. Rowe Price Retirement 2035 Fund; T. Rowe Price Retirement 2045 Fund; T. Rowe Price Retirement 2055 Fund; T. Rowe Price Retirement 2050 Fund; Neuberger Berman Genesis Fund Institutional Class; Vanguard Wellesley Income Fund; Franklin Mutual Global Discovery Fund Class Z; T. Rowe Price Retirement 2040 Fund; T. Rowe Price Retirement 2030 Fund; T. Rowe Price Retirement 2020 Fund; T. Rowe Price Retirement 2010 Fund; Oppenheimer Global Fund Y;  John Hancock Funds; International Growth Fund Class I; Federated MDT Large Cap Value Fund Institutional Shares; T. Rowe Price Retirement 2060 Fund; Meridian Small Cap Growth Instl; Lord Abbett Short Duration Income Fund Class I; John Hancock Funds Disciplined Value Mid Cap Fund Class I; Vanguard Small Cap Value Index Fund Admiral Shares. The investment options also include common stock of the Company.

 (d)        Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the

Plan and interpretation and execution of the Plan’s provisions.  BancorpSouth Bank is the Plan trustee. Fidelity serves as custodian of the Plan’s trust assets for 2016.  Empower Retirement Services serves as custodian of the Plan’s assets for 2015.

(e)         Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon.

(f)         Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2016, the interest rate on all outstanding participant loans ranged from 4.25% to 4.50% with maturity dates ranging from January 2, 2017 to December 30, 2021.

(g)        Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times.

(h)        Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump‑sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years.  For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of  the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)         Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)         Expenses

Administrative expenses of the Plan are paid directly by the Plan, as provided by the Plan document.  Certain administrative functions are performed by employees of the Company.  No such employee receives compensation from the Plan.

(k)         Forfeited Accounts

There were no forfeited non-vested amounts as of December 31, 2016 and 2015.  Forfeited accounts will be used to reduce future contributions.  The amount of forfeitures used during 2016 and 2015 totaled $14,152 and $141,509, respectively.

(2)      Summary of Significant Accounting Policies

 (a)        Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid in conformity with accounting principles generally accepted in the United States of America. (“GAAP”)

(b)        Investments

Investments are reported at fair value.

Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

(c)        Notes Receivable from Participants

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.  Interest income from notes receivable from participants is recorded when received.

(d)        Payment of Benefits

Benefits are recorded when paid.

(e)        Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter, dated September 11, 2014, from the Internal Revenue Service.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.  Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(g)       Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)       Transfer from Empower to Fidelity

At December 31, 2015 the custodian of the Plan’s assets transferred from Empower Retirement Services to Fidelity. As a result, $355,809,203 was transferred to Fidelity at December 31, 2015. Of this amount, $168,953,317 was immediately invested in existing plan investment options. The remaining $186,855,886 was invested in new plan investment options on the next business day, January 4, 2016.

New Funds:	Balance Forward

Federated Capital Preservation IP	$56,951,445
Federated MDT Stock Trust	14,113,528
Fidelity Balanced Fund Class K	6,990,199
Fidelity Total Bond Fund	17,629,767
Franklin Mututal Global Discovery Z Fund	6,166,524
John Hancock Funds Disciplined Value Mid Cap Fund Class I	4,921,543
John Hancock Funds International Growth Fund Class I	6,763,684
Lord Abbot Short Duration Income Fund	1,854,051
Neuberger Berman Genesis Fund Institutional Class	3,848,419
Oppenheimer Global Fund Class Fund Class Y	2,635,713
Spartan 500 Index Fund	12,487,987
Spartan Mid Cap Idx Instl	4,976,039
Spartan Small Cap Index Adv	3,554,878
T. Rowe Price Growth Stock Fund	22,755,642
T. Rowe Price Mid-Cap Growth Fund	20,038,300

Existing Funds (additional purchased):
T. Rowe Price Retirement 2020 Fund	58
Vanguard Wellesley Income Adm	1,168,149
Total new investments:	$186,855,926
Investments transferred to fidelity:	168,953,317
Total investment balance as of 1/4/2016	$355,809,242

(4)       Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$216,358,621	-	-	$216,358,621
Common stock of BancorpSouth, Inc.	120,412,174	-	-	120,412,174
Money Market Funds	-	103,342	-	103,342
Total assets in the fair value hierarchy	$336,770,795	103,342	-	$336,874,137
Investments measured at NAV				68,238,328
Investments at fair value				$405,112,465

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$46,988,780	-	-	$46,988,780
Common stock of BancorpSouth, Inc.	121,964,537	-	-	121,964,537
Total assets in the fair value hierarchy	$168,953,317	-	-	$168,953,317
Investments measured at NAV				-
Investments at fair value				$168,953,317

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2016 and 2015.     These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Common stocks

Common stocks in the Plan are publicly traded investments, and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Mutual funds

Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Money Markets

The money market funds are public investment vehicles valued using the NAV provided by the administrator of the funds.  The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 2 of the valuation hierarchy.

Common collective trust funds

These funds are valued at the NAV of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

See Note 2(c), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments.

 (5)  Reconciliation between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2015 and the Form 5500 expected to be filed for 2016:

	December 31,
	2016	2015
Net assets available for plan benefits per the
financial statements	$416,818,876	$365,190,653
Contributions receivable - employer salary deferral match	(885,214)	(754,097)
Contributions receivable - participant salary deferral	(1,371,604)	(417,302)
Accrued interest and dividends receivable	(500,243)	(87,430)
Other	(53,347)	-
Net assets available for plan benefits per Form 5500	$414,008,468	$363,931,824

The following is a reconciliation of increase in net assets available for plan assets per the financial statements to the Form 5500 filed for 2015 and the Form 5500 expected to be filed for 2016:

	2016	2015
Increase/ Decrease in net assets available for plan
benefits per financial statements	$51,628,223	$8,666,967
Current year receivable - employer salary deferral match	(885,214)	(754,097)
Prior year receivable - employer salary deferral match	754,097	-
Current year receivable - participant salary deferral	(1,371,604)	(417,302)
Prior year receivable - participant salary deferral	417,302	-
Current year accrued interest and dividends receivable	(500,243)	(87,430)
Prior year accrued interest and dividends receivable	87,430	79,925
Other	(53,207)	-
Increase in net assets available for plan benefits per the Form 5500	$50,076,784	$7,488,063

(6)        Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)        Related‑Party Transactions

Fidelity and Empower Retirement Services, the custodians as defined by the Plan, manage investments in their sponsored funds and, therefore, are both deemed party‑in‑interest and a related party. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party‑in‑interest transactions.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
		Par/number	Interest		Cost of	Current
Issue	Description	of shares	rate	Maturity	acquisitions**	value
* BancorpSouth, Inc.	Common stock	3,878,009				$120,412,174
Federated Capital Preservation Trust	Common/collective trust - stable value fund	6,823,833				68,238,328
FIMM MMKT	Money market	89,737				89,737
Vang VMMR - Fed MMKT	Money market	13,605				13,605
Fidelity Total Bond Fund	Mutual fund	2,029,746				21,352,926
Fidelity Balanced Fund - Class K	Mutual fund	453,165				9,978,683
Fidelity Blue Chip Growth Fund - Class K	Mutual fund	31,615				2,131,827
Fidelity 500 Index Fund - Institutional Class	Mutual fund	190,175				14,900,191
Fidelity Mid Cap Index Fund - Institutional Class	Mutual fund	322,625				5,862,089
Fidelity Small Cap Index Fund - Premium Class	Mutual fund	260,395				4,780,845
T. Rowe Price Growth Stock Fund - Adv	Mutual fund	405,584				21,597,374
T. Rowe Price Mid-Cap Growth Fund-Adv	Mutual fund	263,861				19,887,172
Oakmark International Fund Investor Class	Mutual fund	36,655				832,072
T. Rowe Price Retirement 2015 Fund	Mutual fund	62,475				885,891
T. Rowe Price Retirement 2025 Fund	Mutual fund	194,420				3,013,515
T. Rowe Price Retirement 2035 Fund	Mutual fund	70,798				1,153,292
T. Rowe Price Retirement 2045 Fund	Mutual fund	47,610				743,671
T. Rowe Price Retirement 2055 Fund	Mutual fund	29,873				393,434
T. Rowe Price Retirement 2050 Fund	Mutual fund	341,478				4,487,016
Neuberger Berman Genesis Fund Institutional Class	Mutual fund	89,455				5,075,657
Vanguard Wellesley Income Fund	Mutual fund	141,562				8,734,350
Franklin Mutual Global Discovery Fund Class Z	Mutual fund	206,493				6,428,122
T. Rowe Price Retirement 2040 Fund	Mutual fund	364,936				8,470,155
T. Rowe Price Retirement 2030 Fund	Mutual fund	566,540				12,764,151
T. Rowe Price Retirement 2020 Fund	Mutual fund	802,806				16,385,272
T. Rowe Price Retirement 2010 Fund	Mutual fund	182,037				3,158,338
Oppenheimer Global Fund Y	Mutual fund	29,548				2,209,326
John Hancock Funds International Growth Fund Class I	Mutual fund	334,052				6,801,300
Federated MDT Large Cap Value Fund Institutional Shares	Mutual fund	552,490				15,033,255
T. Rowe Price Retirement 2060 Fund	Mutual fund	28,866				292,703
Meridian Small Cap Growth Instl	Mutual fund	386,115				5,247,304
Lord Abbett Short Duration Income Fund Class I	Mutual fund	921,252				3,961,384
John Hancock Funds Disciplined Value Mid Cap Fund Class I	Mutual fund	357,595				7,677,573
Vanguard Small Cap Value Index Fund Admiral Shares	Mutual fund	40,788				2,119,733
Cash	Mutual fund	306,509				306,509
* Participant loans ***	Loans to participants	—	4.25-4.50	January 2, 2017 –December 30, 2021		8,642,841
						$414,061,815

* Parties-in-interest to the Plan
** Cost information omitted for participant-direct accounts.
*** The accompanying financial statements classify participant loans as notes receivable from participants.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Schedule of Delinquent Participant Contributions
Schedule H, Line 4a
Year Ended December 31, 2016

Total Fully
				Totals That	Corrected under
				Constitute	Voluntary
	Participant			Nonexempt	Fiduciary
	Contributions			Prohibited	Correction
	Transferred	Totals That Constitute		Transactions	Program (VFCP)
	Late to the Plan	Nonexempt Prohibited Transactions		Contributions	and Prohibited
	(Participant Loan	Contributions	Contributions	Pending	Transaction
Pay Period	Repayments	Not	Corrected	Correction	Exemption
Ending	Are Included)	Corrected	Outside VFCP	in VFCP	2002-51

September 23	$ 641,674	$ -	$ -	$ 641,674	$ -
2016

October 07
2016	566,305	-	-	566,305	-

October 21
2016	652,330	-	-	652,330	-

December 16
2016	890,233	-	-	890,233	-

The late contributions were remitted within the Plan year.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

June 29, 2017	By:	BancorpSouth, Inc.

	By:	/s/ David Poole
David Poole, Senior Vice President and Trust Officer

EXHIBIT INDEX

23.1Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm